UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 15, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Hawaiian Holdings, Inc.

File No. 001-31443 - CF# 27093

Hawaiian Holdings, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on July 27, 2011, as amended on December 14, 2011.

Based on representations by Hawaiian Holdings, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1	through November 30, 2019
Exhibit 10.2	through November 30, 2019
Exhibit 10.3	through November 30, 2019
Exhibit 10.5	through November 30, 2019
Exhibit 10.6	through November 30, 2019
Exhibit 10.7	through November 30, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Loan Lauren P. Nguyen
Special Counsel